Filed pursuant to Rule 424(b)(3)
Registration No. 333-148526
Prospectus Dated April 17, 2009
SOLAR POWER, INC.
7,303,491 Shares
Common Stock
     This Prospectus Supplement supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated April 17, 2009, of Solar Power, Inc. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus, dated April 17, 2009. The Prospectus relates to the public sale, from time to time, of up to 7,303,491 shares of our common stock by the selling shareholders identified in the Prospectus.
     This prospectus supplement includes our financial results for the three months ended March 31, 2009, as reported in our Form 10-Q for the quarter ended March 31, 2009, as filed by us with the Securities and Exchange Commission on May 14, 2009.
     We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus supplement is May 20, 2009.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-Q

☑	Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2009

☐	Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 000-50142
SOLAR POWER, INC.
(Exact name of registrant as specified in its charter)

California	20-4956638

(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)
1115 Orlando Avenue
Roseville, CA 95661-5247
(Address of principal executive offices)
(916) 745-0900
(Issuer’s telephone number, including area code)
(Former name, former address and former fiscal year, if changed since last report)
Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes      ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐     No ☑
State the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: 37,933,826 shares of $0.0001 par value common stock outstanding as of May 13, 2009.

PART I
FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
SOLAR POWER, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except for share data)

	As of	As of December
	March 31, 2009	31, 2008
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$1,907	$5,915
Accounts receivable, net of allowance for doubtful accounts of $275 and $49 at March 31, 2009 and December 31, 2008, respectively	4,705	3,010
Costs and estimated earnings in excess of billings on uncompleted contracts	298	294
Inventories, net	5,606	4,665
Prepaid expenses and other current assets	817	771
Restricted cash	527	527

Total current assets	13,860	15,182

Goodwill	435	435
Restricted cash	273	—
Property, plant and equipment, net	1,978	2,178

Total assets	$16,546	$17,795

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,796	$3,916
Accrued liabilities	2,634	3,058
Income taxes payable	248	248
Billings in excess of costs and estimated earnings on uncompleted contracts	37	160
Loans payable and capital lease obligations	339	342

Total current liabilities	9,054	7,724
Loans payable and capital lease obligations, net of current portion	228	311
Deferred revenue	155	125

Total liabilities	9,437	8,160

Commitments and contingencies	—	—

Stockholders’ equity
Preferred stock, par $0.0001, 20,000,000 shares authorized, none issued and outstanding at March 31, 2009 and December 31, 2008	—	—
Common stock, par $0.0001, 100,000,000 shares authorized 37,933,826 and 37,771,325 shares issued and outstanding at March 31, 2009 and December 31, 2008, respectively	4	4
Additional paid in capital	28,192	28,029
Accumulated other comprehensive loss	(221)	(222)
Accumulated deficit	(20,866)	(18,176)

Total stockholders’ equity	7,109	9,635

Total liabilities and stockholders’ equity	$16,546	$17,795

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except for share data)

	For the Three Months Ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)

Net sales	$5,781	$5,833
Cost of goods sold	5,148	5,800

Gross profit	633	33

Operating expenses:
General and administrative	2,302	2,145
Sales, marketing and customer service	798	549
Engineering, design and product management	206	126

Total operating expenses	3,306	2,820

Operating loss	(2,673)	(2,787)

Other income (expense), net
Interest expense	(12)	(27)
Interest income	3	39
Other expense, net	(5)	—

Total other income (expense), net	(14)	12

Loss before income taxes	(2,687)	(2,775)

Income tax expense	3	3

Net loss	$(2,690)	$(2,778)

Net loss per common share:
Basic and diluted	$(0.07)	$(0.07)

Weighted average number of common shares used in computing basic and diluted per share amounts	37,913,965	37,594,538

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	March 31,	March 31,
	2009	2008
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net loss	$(2,690)	$(2,778)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	213	154
Stock-based compensation expense	163	101
Bad debt expense	226	7
Changes in operating assets and liabilities:
Accounts receivable	(1,921)	(3,485)
Costs and estimated earnings in excess of billings on uncompleted contracts	(4)	626
Inventories	(941)	459
Prepaid expenses and other current assets	16	(141)
Accounts payable	1,880	130
Billings in excess of costs and estimated earnings on uncompleted contracts	(123)	3
Deferred revenue	30	—
Accrued liabilities	(484)	(991)

Net cash used in operating activities	(3,635)	(5,915)
Cash flows from investing activities:
Acquisitions of property, plant and equipment	(15)	(78)

Net cash used in investing activities	(15)	(78)
Cash flows from financing activities:
Proceeds from issuance of common stock	—	69
Costs related to share registration	—	(10)
Restricted cash collateralizing letters of credit and ACH transactions	(273)	457
Principal payments on notes and capital leases payable	(86)	(84)
Net proceeds from line of credit	—	38

Net cash (used in) provided by financing activities	(359)	470

Decrease in cash and cash equivalents	(4,009)	(5,523)
Cash and cash equivalents at beginning of period	5,915	6,840
Effect of exchange rate changes on cash	1	—

Cash and cash equivalents at end of period	$1,907	$1,317

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	March 31,	March 31,
	2009	2008
	(unaudited)	(unaudited)

Supplemental disclosure of cash flow information:
Cash paid for interest	$12	$27

Cash paid for income taxes	$3	$8

The accompanying notes are an integral part of these condensed financial statements

SOLAR POWER, INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business and Basis of Presentation
Description of Business
     Solar Power, Inc. and its subsidiaries, (collectively the “Company”) engage in sales, installation and integration of photovoltaic systems, markets its franchise operations and manufactures and sells solar panels and related hardware and cable, wire and mechanical assemblies.
     Our revenue was derived from the sale, installation and integration of photovoltaic systems, sales from our manufactured solar panels and related hardware and cable, wire and mechanical assemblies.
Basis of Presentation
     The accompanying condensed consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles for interim financial information. They should be read in conjunction with the financial statements and related notes to the financial statements of Solar Power, Inc. for the years ended December 31, 2008 and 2007 appearing in the Company’s Form 10-K filed with the Securities and Exchange Commission on March 24, 2009. The March 31, 2009 and 2008 unaudited interim condensed consolidated financial statements on Form 10-Q have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for smaller reporting companies. Certain information and note disclosures normally included in the annual financial statements on Form 10-K have been condensed or omitted pursuant to those rules and regulations, although the Company’s management believes the disclosures made are adequate to make the information presented not misleading. In the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results of operation for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.
     The consolidated financial statements include the accounts of Solar Power, Inc., and its subsidiaries. Intercompany balances, transactions and cash flows are eliminated on consolidation.
2. Summary of Significant Accounting Policies
     Cash and cash equivalents — Cash and cash equivalents include cash on hand, cash accounts and interest bearing savings accounts. At times, cash balances may be in excess of FDIC insurance limits. The Company has not experienced any losses with respect to bank balances in excess of government provided insurance. At March 31, 2009 and December 31, 2008, the Company held approximately $2,447,000 and $5,213,000 in bank balances in excess of the insurance limits.
     Inventories — Beginning on January 1, 2009, inventories are stated at the lower of cost or market, determined by the first in first out cost method. Prior to January 1, 2009, inventories were determined using the weighted average cost method. The conversion to first in first out cost method had no material effect on the financial statements. Work-in-progress and finished goods inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Provisions are made for obsolete or slow-moving inventory based on management estimates. Inventories are written down based on the difference between the cost of inventories and the net realizable value based upon estimates about future demand from customers and specific customer requirements on certain projects.
     Anti-dilutive Shares — SFAS No. 128, “Earnings Per Share,” provides for the calculation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by adding other common stock equivalents, including common stock options, warrants, and restricted common stock, in the weighted average number of common shares outstanding for a period, if dilutive. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive. For the three months ended March 31, 2009 and 2008 5,130,202 and 2,709,991 shares of common stock equivalents, respectively were excluded from the computation of diluted earnings per share, since their effect would be anti-dilutive.

     Plant and equipment — Property, plant and equipment is stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight line method based on the estimated useful lives of the assets as follows:

Plant and machinery	5 years
Furniture, fixtures and equipment	5 years
Computers and software	3 — 5 years
Equipment acquired under capital leases	3 — 5 years
Automobiles	3 years
Leasehold improvements	the initial lease term
     Goodwill — Goodwill is the excess of purchase price over the fair value of net assets acquired. The Company applies Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, which requires the carrying value of goodwill to be evaluated for impairment on an annual basis, using a fair-value-based approach. No impairment of goodwill has been identified during any of the periods presented.
     Revenue recognition — The Company’s three primary business segments include photovoltaic installation, integration and sales, franchise operations and cable, wire and mechanical assemblies.
     Photovoltaic installation, integration and sales — In our photovoltaic systems installation, integration and product sales segment, revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. During the quarter ended March 31, 2008, the Company did recognize one product sale on a bill and hold arrangement. In this instance the customer did not have sufficient facilities to store the product and asked that we store the product for them. Since all criteria for revenue recognition had been met the Company recognized revenue on this sale.
Revenue on photovoltaic system construction contracts is recognized using the percentage of completion method of accounting. At the end of each period, the Company measures the cost incurred on each project and compares the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Company and the related recognition of revenue. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts or billings in excess of costs and estimated earnings on uncompleted contracts. The Company determines its customer’s credit worthiness at the time the order is accepted. Sudden and unexpected changes in customer’s financial condition could put recoverability at risk.
In our solar photovoltaic business, contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling and general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.
The assets, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.
     Franchise Operations — The Company began selling franchise territories in fiscal 2008. The Company did not recognize any franchise revenue in its fiscal 2008 financial statements or in its interim financial statements for the three months ended March 31, 2009. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 45 (as amended) “Accounting for Franchise Fee Revenue” (“SFAS 45”) which requires that revenue shall be recognized when all the material services or conditions relating to the sale have been substantially met. The Company has determined that when the franchisee places its first order for a solar installation all the material services or conditions will be deemed to have been met. At March 31, 2009 the Company had $155,000 of deferred revenue and $200,000 in inventory deposits included in its financial statements from franchisees. Deferred revenue and deposits as of December 31, 2008 were reclassified to conform to the current period presentation.

     Cable, wire and mechanical assemblies — In our cable, wire and mechanical assemblies business the Company recognizes the sales of goods when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Generally there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship our products. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. We make determination of our customer’s credit worthiness at the time we accept their order.
     Allowance for doubtful accounts — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. It requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. At March 31, 2009 and December 31, 2008 the Company has recorded an allowance of approximately $275,000 and $49,000, respectively.
     Stock-based compensation — The Company accounts for stock-based compensation under the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” (SFAS No. 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and generally recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).
     Shipping and handling cost — Shipping and handling costs related to the delivery of finished goods are included in cost of goods sold. During the three months ended March 31, 2009 and 2008, shipping and handling costs expensed to cost of goods sold were approximately $83,000 and $139,000, respectively.
     Advertising costs — Costs for newspaper, television, radio, and other media and design are expensed as incurred. The Company expenses the production costs of advertising the first time the advertising takes place. The costs for this type of advertising were approximately $49,000 and $100,000 during the three months ended March 31, 2009 and 2008, respectively.
     Product warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our cable, wire and mechanical assemblies business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. As a result, the Company recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. In our cable, wire and mechanical assemblies business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company has provided a warranty reserve of approximately $74,000 and $86,000 for the three months ended March 31, 2009 and 2008, respectively.
     Income taxes — We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all of a deferred tax asset will not be realized.
In June, 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48), which is intended to create a single model to address uncertainty in income tax positions. FIN 48 clarifies the accounting for uncertainty in income tax positions by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies” (“SFAS 5”).

FIN 48 outlines a two step approach in accounting for uncertain tax positions. First is recognition, which occurs when the Company concludes that a tax position is more likely than not to be sustained upon examination based solely on its technical merits. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. Second is measurement. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. This is determined on a cumulative probability basis. The phrase “more likely than not” has the same meaning under FIN 48 as it does under Financial Accounting Standards Board Statement No 109 “Accounting for Income Taxes” (“FAS 109”) (i.e. a likelihood of occurrence greater than 50 percent).
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars and the Company conducts substantially all of their business in U.S. dollars.
     All assets and liabilities in the balance sheets of foreign subsidiaries whose functional currency is other than U.S. dollars are translated at period-end exchange rates. All income and expenditure items in the income statements of foreign subsidiaries whose functional currency is other than U.S. dollars are translated at average annual exchange rates. Translation gains and losses arising from the translation of the financial statements of foreign subsidiaries whose functional currency is other than the U.S. dollar are not included in determining net income but are accumulated in a separate component of stockholders’ equity as a component of comprehensive income. The functional currency of the Company’s operations in the People’s Republic of China is the Renminbi.
     Gains and losses resulting from the translation of transactions denominated in foreign currencies are included in income.
     Aggregate net foreign currency transaction losses included in the income statement was approximately $2,000 for the three months ended March 31, 2009 and net foreign currency transaction gain included in the income statement was approximately $137,000 for the three months ended March 31, 2008.
     Comprehensive income (loss) — Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements.
     Comprehensive income, as defined, includes all changes in equity during the period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain (loss) of available-for-sale securities. For the three months ended March 31, 2009 and 2008, comprehensive loss was $2,689,000, composed of a net loss of approximately $2,690,000 and a foreign currency translation gain of $1,000. For the three months ended March 31, 2008, comprehensive loss was $2,800,000, composed of a net loss of approximately $2,778,000 and a foreign currency translation loss of $22,000, respectively.
     Post-retirement and post-employment benefits — The Company’s subsidiaries which are located in the People’s Republic of China contribute to a state pension scheme on behalf of its employees. The Company recorded approximately $20,000 and $13,000 in expense related to its pension contributions for the three months ended March 31, 2009 and 2008, respectively. Neither the Company nor its subsidiaries provide any other post-retirement or post-employment benefits.
     Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
3. Recently Issued Accounting Pronouncements
     In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivatives Instruments and Hedging Activities, an Amendment of FASB Statement No. 133 (“SFAS No. 161”)”. SFAS No. 161 requires enhanced disclosures about a company’s derivative and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 did not have a material impact on results of operations, cash flows or financial position.

     In April 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP) FAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” The FSP amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The FSP must be applied prospectively to intangible assets acquired after the effective date. The Company will apply the guidance of the FSP to intangible assets acquired after January 1, 2009. For the three months ended March 31, 2009, there were no intangible assets acquired. The Company does not expect adoption to have a material impact on its financial position, results of operations, or cash flows.
     In June 2008, the FASB ratified EITF Issue 07-5 (EITF 07-5), “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock.” EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments. EITF 07-5 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of EITF 07-5 did not have a material effect on our consolidated financial statements.
     In May 2009, the FASB Staff Position No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” FASB Staff Position No. APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. Additionally, this FSP specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of APB 14-1 did not have a material effect on our consolidated financial statements.
4. Inventories
     Inventories consisted of the following (in thousands):

	March 31, 2009	December 31, 2008
	(unaudited)	(audited)

Raw material	$2,821	$2,184
Finished goods	2,842	2,538
Provision for obsolete stock	(57)	(57)

	$5,606	$4,665

5. Prepaid Expenses and Other Current Assets
     Prepaid expenses and other current assets consisted of the following (in thousands):

	March 31, 2009	December 31, 2008
	(unaudited)	(audited)

Rental, equipment and utility deposits	$257	$274
Supplier deposits	178	158
Insurance	63	127
Advertising	117	124
Other	202	88

	$817	$771

6. Property, Plant and Equipment
     Property, plant and equipment consisted of the following (in thousands):

	March 31, 2009	December 31, 2008
	(unaudited)	(audited)

Plant and machinery	$667	661
Furniture, fixtures and equipment	346	260
Computers and software	676	754
Equipment acquired under capital leases	709	709
Automobiles	246	246
Leasehold improvements	609	610

Total cost	3,253	3,240
Less: accumulated depreciation	(1,275)	(1,062)

	$1,978	$2,178

     Depreciation expense for the three months ended March 31, 2009 and 2008 was approximately $213,000 and $154,000, respectively.
7. Accrued Liabilities
     Accrued liabilities consisted of the following (in thousands):

	March 31, 2009	December 31, 2008
	(unaudited)	(audited)

Accrued payroll and related costs	$534	$782
Sales tax payable	61	258
Warranty reserve	817	743
Customer deposits	1,032	943
Insurance premium financing	61	101
Accrued construction costs	—	162
Other	129	69

	$2,634	$3,058

8. Stockholders’ Equity
     On January 12, 2009, the Company issued 162,501 shares of its common stock to its independent directors, under the Company’s 2006 Equity Incentive plan, for fiscal 2009. The shares were fair valued at $0.60 per share, the closing price of the Company’s common stock on January 2, 2009, the date of grant.
9. Income Taxes
     Pursuant to Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” income taxes are recorded based on current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities. We base our estimate of current and deferred taxes on the tax laws and rates that are currently in effect in the appropriate jurisdiction. Changes in laws or rates may affect the current amounts payable or refundable as well as the amount of deferred tax assets or liabilities.
10. Stock-based Compensation
     The Company accounts for stock compensation expense under the provisions of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” (“FAS 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R).

     The following table summarizes the consolidated stock-based compensation expense, by type of awards for the three months ended March 31, 2009 and 2008 (in thousands):

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	March 31,
	2009	2008
Employee stock options	$114	$101
Stock grants	49	—

Total stock-based compensation expense	$163	$101

     The following table summarizes the consolidated stock-based compensation by line item for the three months ended March 31, 2009 and 2008 (in thousands):

	Three	Three
	Months	Months
	Ended	Ended
	March 31,	March 31,
	2009	2008
General and administrative	$120	$89
Sales, marketing and customer service	34	12
Engineering, design and product management	9	—

Total stock-based compensation expense	163	101
Tax effect on stock-based compensation expense	—	—

Total stock-based compensation expense after taxes	$163	$101

Effect on net loss per share: basic and diluted	$0.00	$0.00

     As stock-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, FAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimated its forfeiture rate at 7.8% and 7.5% for the three months ended March 31, 2009 and 2008, respectively.
Valuation Assumptions
Determining Fair Value
     Valuation and Amortization Method — The Company estimates the fair value of service-based and performance-based stock options granted using the Black-Scholes-Merton option-pricing formula. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Service-based and performance-based options typically have a five year life from date of grant and vesting periods of three to four years.
     Expected Term — The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding. For awards granted subject only to service vesting requirements, the Company utilizes the simplified method under the provisions of Staff Accounting Bulletin No. 107 (“SAB 107”) for estimating the expected term of the stock-based award, instead of historical exercise data. For its performance-based awards, the Company has determined the expected term life to be 5 years based on contractual life, the seniority of the recipient and absence of historical data on the exercise of such options.

     Expected Volatility — The Company used the historical volatility of the price of its common shares.
     Expected Dividend — The Company has never paid dividends on its common shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.
     Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes-Merton valuation method upon the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the assumption in the model.
     During the three months ended March 31, 2009, the Company granted 414,500 service-based options fair-valued between $0.37 and $0.46 using the Black-Scholes-Merton model and 162,501 restricted stock grants fair-valued at $0.60 using the closing price of the Company’s common stock at the date of grant. The vesting of the service-based option will occur over a four-year period beginning one year from the date of grant. During the three months ended March 31, 2008, the Company granted 300,000 service-based options fair-valued between $1.41 and $1.50. The Company recorded approximately $163,000 and $101,000 in stock-based compensation expense related to these grants during the three months ended March 31, 2009 and 2008, respectively.
     Assumptions used in the determination of the fair value of share-based payment awards using the Black-Scholes-Merton model for stock option grants during the three months ended March 31, 2009 and 2008 were as follows:

	2009	2008
	Service-based	Service-based
Expected term	3.75	3.25-3.75
Risk-free interest rate	1.72%	2.74%
Volatility	88%	75%
Dividend yield	0%	0%
Equity Incentive Plan
     On November 15, 2006, subject to approval of the stockholders, the Company adopted the 2006 Equity Incentive Plan (the “Plan”) which permits the Company to grant stock options to directors, officers or employees of the Company or others to purchase shares of common stock of the Company through awards of incentive and nonqualified stock options (“Options”), stock (“Restricted Stock” or “Unrestricted Stock”) and stock appreciation rights (“SARs”). The Plan was approved by the stockholders on February 7, 2007.
     The Company currently has service-based and performance-based options and restricted stock grants outstanding. The service-based options vest in 25% increments and expire five years from the date of grant. Performance-based options vest upon satisfaction of the performance criteria as determined by the Compensation Committee of the Board of Directors and expire five years from the date of grant. The restriction period on restricted shares shall expire per the terms of the grant agreement.
     Total number of shares reserved and available for grant and issuance pursuant to this Plan is equal to nine percent (9%) of the number of outstanding shares of the Company. Not more than two million (2,000,000) shares of stock shall be granted in the form of incentive stock options.
     Shares issued under the Plan will be drawn from authorized and un-issued shares or shares now held or subsequently acquired by the Company.
     Outstanding shares of the Company shall, for purposes of such calculation, include the number of shares of stock into which other securities or instruments issued by the Company are currently convertible (e.g. convertible preferred stock, convertible debentures, or warrants for common stock), but not outstanding options to acquire stock.
     At March 31, 2009 there were approximately 3,627,012 shares available to be issued under the plan (9% of the outstanding shares of 37,933,826 plus outstanding warrants of 2,366,302). There were 3,287,335 options and restricted shares issued under the Plan, 87,445 options have been exercised and 252,232 shares are available to be issued.
     The exercise price of any option will be determined by the Company when the option is granted and may not be less than 100% of the fair market value of the shares on the date of grant, and the exercise price of any incentive stock option granted to a stockholder with a 10% or greater shareholding will not be less than 110% of the fair market value of the shares on the date of grant. The exercise price per share of a SAR will be determined by the Company at the time of grant, but will in no event be less than the fair market value of a share of Company’s stock on the date of grant.

     The following table summarizes the Company’s stock option activities for the year ended December 31, 2008 and the three months ended March 31, 2009:

		Weighted-	Weighted-
		Average	Average	Aggregate
		Exercise	Remaining	Intrinsic
		Price Per	Contractual	Value
	Shares	Share	Term	($000)

Outstanding January 1, 2008	1,967,233	1.03	3.88	—
Granted	618,000	1.96	4.20	—
Exercised	(68,695)	1.00	—	—
Forfeited	(159,638)	1.01	—	—

Outstanding December 31, 2008	2,356,900	1.28	3.61	—
Granted	414,500	0.74	5.00	—
Exercised	—	—	—	—
Forfeited	(7,500)	1.00	—	—

Outstanding March 31, 2009	2,763,900	$1.20	3.48	$—

Exercisable March 31, 2009	1,257,566	$1.25	2.99	$—

     The weighted-average grant-date fair value of options granted during the three months ended March 31, 2009 and 2008 was $0.42 and $1.44, respectively.
     The following table summarizes the Company’s restricted stock activities:

Shares
Outstanding as of January 1, 2008	200,000
Granted	113,367
Exercised	—
Forfeited	—

Outstanding as of December 31, 2008	313,367
Granted	162,501
Exercised	—
Forfeited	—

Outstanding as of March 31, 2009	475,868

Vested as of March 31, 2009	400,868

     Changes in the Company’s non-vested stock options are summarized as follows:

	Service-based Options		Performance-based Options		Restricted Stock
						Weighted-
		Weighted-Average		Weighted-Average		Average Grant
		Grant Date Fair		Grant Date Fair		Date Fair Value
	Shares	Value Per Share	Shares	Value Per Share	Shares	Per Share

Non-vested as of January 1, 2008	1,076,292	$0.67	100,000	$0.73	50,000	$1.00
Granted	618,000	1.07	—	—	113,367	1.55
Vested	(411,320)	0.66	(50,000)	—	(88,367)	1.54
Forfeited	(158,638)	0.70	—	—	—	—

Non-vested as of December 31, 2008	1,124,334	0.84	50,000	0.73	75,000	1.20
Granted	414,500	0.42	—		162,501	0.60
Vested	(75,000)	1.44	—		(162,501)	0.60
Forfeited	(7,500)	1.00	—		—	—

Non-vested as of March 31, 2009	1,456,334	$1.03	50,000	$0.73	75,000	$1.20

     As of March 31, 2009, there was approximately $868,000, $24,000 and $141,000 of unrecognized compensation cost related to non-vested service-based options, performance-based options and restricted stock grants, respectively. The cost is expected to be recognized over a weighted-average of 2.5 years for service-based options and restricted stock grants and 1.0 years for performance-based options. During the three months ended March 31, 2009 there were no changes to the contractual life of any fully vested options.
11. Commitments and Contingencies
     Letters of Credit — At March 31, 2009, the Company had outstanding standby letters of credit of approximately $501,000 as collateral for its capital lease and a retailer program agreement. The standby letters of credit are issued for a term of one year, maturing in September and November 2009. Our bank has restricted approximately $527,000 of our cash as collateral for these letters of credit.
     Guarantee of Performance — The Company has entered into a guarantee of the financial performance for its wholly owned subsidiary, Yes! Solar, Inc. (“Yes”) in conjunction with the submission of Yes! Solar, Inc’s. Uniform Franchise Disclosure Document (UFDD) to the California Department of Corporations.
     Financing Agreement — On December 13, 2007, the Company and its wholly-owned subsidiary, Yes entered into a Retailer Program Agreement (the “Agreement”) with GE Money Bank to provide to Yes retail customers a vehicle to finance solar systems purchased from YES. The agreement provides that the Company will provide a standby letter of credit equal to the greater of $50,000 or one percent of sales under the Agreement. A standby letter of credit in the amount of $50,000 was issued on November 14, 2007 as a condition to the execution of the Agreement. The term of the letter of credit is for one year. As of March 31, 2009 there have been no sales under this Agreement.
     Operating leases — The Company leases premises under various operating leases. Rental expense under operating leases included in the statement of operations was approximately $195,000 and $182,000 for the three months ended March 31, 2009 and 2008, respectively.
     On July 24, 2008, the Company and Solyndra Inc., a Delaware corporation (“Solyndra”) signed a First Amendment to Agreement for Sale of Photovoltaic Panels (“Modified Agreement”) which amends an Agreement for Sale of Photovoltaic Panels, dated February 19, 2007. The first agreement did not obligate the Company to any specific terms or conditions only reserved its right to panel production once Solyndra began manufacturing its product.
     The Modified Agreement between the Company and Solyndra, Inc. is a contract for the sale of photovoltaic panels intended for large flat rooftops, optimized for high energy density production produced by Solyndra for Solar Power. The Modified Agreement as amended obligates the Company to purchase a specific quantity of solar panels over the four year term of the Modified Agreement or pay a cancellation penalty of as much as $6.5 Million. In fiscal 2009, the cancellation penalty could be as much as $740,000. The final selling price to the Company is dependent upon the price that Solyndra, Inc. sells the same product to other third-party customers and is expected to decline over the term of the agreement.
     Restricted Cash — On March 25, 2009, our bank restricted an additional $273,000 as collateral for Automatic Clearing House transactions related to our franchise operations.
12. Operating Risk
     Concentrations of Credit Risk and Major Customers - A substantial percentage of the Company’s net revenue comes from sales made to a small number of customers and are typically sold on open account basis. Details of customers accounting for 10% or more of total net sales for the three months ended March 31, 2009 and 2008, respectively is as follows (in thousands):

Customer	2009	2008

Conergy	$2,779	$—
IX Energy	$—	$4,500

     Details of customers representing 10% or more of accounts receivable balances and costs and estimated earnings in excess of billings on uncompleted contracts at March 31, 2009 and 2008, respectively are (in thousands):

Customer	2009	2008

Conergy	$2,780	$—
IX Energy	—	4,500
Solar Power Partners	—	2,450
     Product Warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our cable, wire and mechanical assemblies business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. As a result, the Company recorded the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. In our cable, wire and mechanical assemblies business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company has provided a warranty reserve of approximately $74,000 and $86,000 for the three months ended March 31, 2009 and 2008, respectively.
13. Fair Value of Financial Instruments
     The fair value of financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. In accordance with SAS No. 157 Fair Value Measurements, the Company uses fair value measurements based on quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2) or unobservable inputs for assts or liabilities (Level 3), depending on the nature of the item being valued. The following disclosure are made in accordance with FASB Staff Position (FSP) FAS 107-1, Interim Disclosures about Fair Value of Financial Instruments.
     The carrying amounts of cash and cash equivalents and accounts receivable, prepaid expenses and other current assets, loans payable and capital lease obligations, accounts payable and accrued liabilities, approximate their respective fair values at each balance sheet date due to the fixed interest rates of these financial instruments.
14. Geographical Information
     The Company has three reportable segments: (1) cable, wire and mechanical assemblies and processing sales (“Cable, wire and mechanical assemblies”), franchise operations and (3) photovoltaic installation, integration and solar panel sales (“Photovoltaic installation, integration and sales”). The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. Most of the businesses were acquired as a unit and the management at the time of acquisition was retained.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

     Contributions of the major activities, profitability information and asset information of the Company’s reportable segments for the three months ended March 31, 2009 and 2008 are as follows:

	For the Three Months Ended March 31, 2009			For the Three Months Ended March 31, 2008
		Inter-segment			Inter-segment
Segment (in thousands)	Net sales	sales	Income (loss)	Net sales	sales	Income (loss)

Photovoltaic installation, integration and sales	$5,138	$—	$(2,630)	$5,374	$—	$(2,761)
Franchise operations	—	—	(362)	—		(144)
Cable, wire and mechanical assemblies	643	—	305	459	.	130

Segment total	5,781	—	(2,687)	5,833	—	(2,775)

Reconciliation to consolidated totals:
Sales eliminations	—	—	—	—	—	—

Consolidated totals

Net sales	$5,781	$—		$5,833	$—

Income before taxes			$(2,687)			$(2,775)

	For Three Months Ended March		For Three Months Ended March
	31, 2009		31, 2008
Interest income and expense by segment are as	Interest	Interest		Interest
follows (in thousands):	income	expense	Interest income	expense

Photovoltaic installation, integration and sales	$3	$12	$39	$27
Franchise operations	—	—	—	—
Cable, wire and mechanical assemblies	—	—	—	—

Consolidated total	$3	$12	$39	$27

	March 31, 2009			March 31, 2008
			Depreciation			Depreciation
The Company’s identifiable assets by segment	Identifiable	Capital	and	Identifiable	Capital	and
are as follows (in thousands):	assets	expenditure	amortization	assets	expenditure	amortization

Photovoltaic installation, integration and sales	$14,511	$15	$210	$21,956	$78	$150

Franchise operations	323	—	—	298	—	—

Cable, wire and mechanical assemblies	1,622	—	3	1,304	—	4

Consolidated total	$16,456	$15	$213	$23,558	$78	$154

	For the Three Months Ended March 31, 2009				For the Three Months Ended March 31, 2008
	Photovoltaic		Cable, wire		Photovoltaic		Cable, wire
Sales by geographic	installation,		and		installation,		and
location are as follows (in	integration and	Franchise	mechanical		integration	Franchise	mechanical
thousands):	sales	operations	assemblies	Total	and sales	operations	assemblies	Total

United States	$1,114	$—	$567	$1,681	$5,374	$—	$338	$5,712

Asia	2,779	—	—	2,779	—	—	—	—

Europe	1,245	—	—	1,245	—	—	—	—

Mexico	—	—	76	76	—	—	121	121

Total	$5,138	$—	$643	$5,781	$5,374	$—	$459	$5,833

Location of the Company’s identifiable assets by
geographic location are as follows (in thousands):	March 31, 2009	March 31, 2008

United States	$10,878	$17,938

China (including Hong Kong)	5,668	5,620

Total	$16,546	$23,558

Income tax expense by geographic location is as
	Three Months Ended	Three Months Ended
follows (in thousands):	March 31, 2009	March 31, 2008

United States	$3	$3
China (including Hong Kong)	—	—

Total	$3	$3

Item 2.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Factors That May Affect Future Results
     This Current Report on Form 10-Q and other written reports and oral statements made from time to time by the Company may contain so-called “forward-looking statements,” all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects,” “plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. One can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company’s growth strategy, financial results and product and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company’s forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company’s filings with the SEC, especially on Forms 10-K. In various filings the Company has identified important factors that could cause actual results to differ from expected or historic results. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete list of all potential risks or uncertainties.
     The following discussion is presented on a consolidated basis, and analyzes our financial condition and results of operations for the three months ended March 31, 2009 and 2008.
     Unless the context indicates or suggests otherwise reference to “we”, “our”, “us” and the “Company” in this section refers to the consolidated operations of Solar Power, Inc. and its subsidiaries.
Overview
     We manufacture photovoltaic panels or modules and balance of system components in our Shenzhen, China manufacturing facility. We sell these products through three distinct sales channels; 1) direct product sales to international markets, 2) our own use in building commercial and residential solar projects in the U.S., and 3) it is our intent to sell our products to a network of franchisees who will serve the U.S. residential market through our wholly-owned franchise company Yes! Solar, Inc. In addition to our solar revenue, we generate revenue from our legacy cable, wire and mechanical assemblies segment. Our cable wire and mechanical assembly products are also manufactured in our China facility and sold into the transportation and telecommunications markets. Currently, the factory has an annual production capacity of approximately 50 megawatts of photovoltaic solar modules and balance of system products. The un-utilized capacity is being reserved for photovoltaic module and balance of system expansion.
     Our business is conducted through our wholly-owned subsidiaries, SPIC, Inc. (“SPIC”), Yes! Solar, Inc. (“YES”), Yes! Construction Services, Inc. (“YCS”), International Assembly Solutions Limited (a Hong Kong company) (“IASHK”) and IAS Electronics (Shenzhen) Co., Ltd. (“IAS Shenzhen”).
     SPIC and YCS are engaged in the business of design, sales and installation of photovoltaic (“PV”) solar systems for commercial, industrial and residential markets. YCS is also a company-owned franchise territory.
     YES is engaged in the sale and administration of our franchise operations. In March 2008, the Company entered into its first franchise sale agreement. As of March 31, 2009, YES had completed franchise sales of six franchise territories.
     IASHK is engaged in sales of our cable, wire and mechanical assemblies business.
     IAS Shenzhen is engaged in manufacturing our solar modules, will manufacture our balance of products and continues to be engaged in our cable, wire and mechanical assemblies business.

     Management is considering the impact of the following industry trends as they impact the manufacturing of complete photovoltaic systems and planned business model:
•	Solar cell pricing trends around the world: Recently the key material in the production of solar cells (silicon) has been decreasing in price due to the global financial crisis. Solar cells are the major component cost in a photovoltaic module. The Company has responded by seeking longer-term supply agreements for solar cells at current market rates. To date the Company has entered into one long-term supply agreement for solar cells at which the price is fixed, but there is no financial commitment on the part of the Company to take delivery of cells. Our intent is to secure ample solar cell supply to meet our growth needs and to avoid the risk of long-term contract pricings with suppliers whose products are expected to see a decline in the average selling price. Industry experts believe that additional planned expansion of silicon processing factories coming on line will produce enough raw materials to create an oversupply on projected demand. Failure to effectively manage our supply will hinder our expected growth and our component costs may have an adverse affect on the Company’s profitability.

•	Government subsidies: Federal and State subsidies relating directly to solar installations are an important factor in the planned growth of the solar industry. These subsidies are very important to growing the market for photovoltaic systems because they provide a significant economic incentive to all buyers. Without these incentives, industry growth would likely stall. These regulations are constantly being amended and will have a direct effect on our rollout of our planned franchise network among those states that offer superior incentives to the solar industry.

•	Global economic conditions: While there has been deterioration in the global economic condition of the financial markets, affecting most segments of industry and commerce, the Company is positioned in the renewable energy segment which remains strong. Since our customers may depend on financial markets for financing of solar installations, the Company is responding by seeking financing sources for its customers. Failure to secure these sources may have an adverse affect on the Company’s business opportunities and profitability.
Critical Accounting Policies and Estimates
     Inventories — Certain factors could impact the realizable value of our inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historic usage, expected demand, anticipated sales price, product obsolescence, customer concentrations, product merchantability and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results. Beginning on January 1, 2009, inventories are stated at the lower of cost or market, determined by the first in first out cost method. Prior to January 1, 2009, inventories were determined using the weighted average cost method. The conversion to first in first out cost method had no material effect on the financial statements.
     Goodwill — Goodwill resulted from our acquisition of Dale Renewables Consulting, Inc. We perform a goodwill impairment test on an annual basis and will perform an assessment between annual tests in certain circumstances. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our business, we make estimates and judgments about our future cash flows. Our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we use to manage our business.
     Revenue recognition — The Company’s three primary business segments include photovoltaic installation, integration and sales, franchise operations and cable, wire and mechanical assemblies.
          Photovoltaic Installation, integration and sales — In our photovoltaic systems installation, integration and product sales segment, revenue on product sales is recognized when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. During the quarter ended March 31, 2008, the Company did recognize one product sale on a bill and hold arrangement. There have been no subsequent bill and hold sales recognized by the Company. In this instance the customer did not have sufficient facilities to store the product and asked that we store the product for them. Since all criteria for revenue recognition had been met the Company recognized revenue on this sale.
Revenue on photovoltaic system construction contracts is recognized using the percentage of completion method of accounting. At the end of each period, the Company measures the cost incurred on each project and compares the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Company and the related recognition of revenue. Such differences are recorded as costs and estimated earnings in excess of billings on uncompleted contracts or billings in excess of costs and estimated earnings on uncompleted contracts. The Company determines its customer’s credit worthiness at the time the order is accepted. Sudden and unexpected changes in customer’s financial condition could put recoverability at risk.

In our solar photovoltaic business, contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling and general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured.
The assets, “Costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.
          Franchise Operations — The Company began selling franchise territories in fiscal 2008. The Company did not recognize any franchise revenue in its fiscal 2008 or for the three months ended March 31, 2009 financial statements. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 45 (as amended) “Accounting for Franchise Fee Revenue” (“SFAS 45”) which requires that revenue shall be recognized when all the material services or conditions relating to the sale have been substantially met. The Company has determined that when the franchisee places its first order for a solar installation all the material services or conditions will be deemed to have been met. At March 31, 2009 the Company had $355,000 of deferred revenue included in its financial statements from franchise fees.
          Cable, wire and mechanical assemblies — In our cable, wire and mechanical assemblies business the Company recognizes the sales of goods when there is evidence of an arrangement, title and risk of ownership have passed (generally upon delivery), the price to the buyer is fixed or determinable and collectability is reasonably assured. Generally there are no formal customer acceptance requirements or further obligations related to our assembly services once we ship our products. Customers do not have a general right of return on products shipped therefore we make no provisions for returns. We make determination of our customer’s credit worthiness at the time we accept their order.
     Product Warranties — We offer the industry standard of 20 years for our solar modules and industry standard five (5) years on inverter and balance of system components. Due to the warranty period, we bear the risk of extensive warranty claims long after we have shipped product and recognized revenue. In our wire and mechanical assembly business, historically our warranty claims have not been material. In our solar photovoltaic business our greatest warranty exposure is in the form of product replacement. Until the third quarter of fiscal 2007, the Company purchased its solar panels from third-party suppliers and since the third-party warranties are consistent with industry standards we considered our financial exposure to warranty claims immaterial. Certain photovoltaic construction contracts entered into during the year ended December 31, 2007 included provisions under which the Company agreed to provide warranties to the buyer, and during the quarter ended September 30, 2007, the Company began installing its own manufactured solar panels. In our cable, wire and mechanical assembly business our current standard product warranty for our mechanical assembly product ranges from one to five years. The Company records the provision for the estimated warranty exposure on these contracts within cost of sales. Since the Company does not have sufficient historical data to estimate its exposure, we have looked to historical data reported by other solar system installers and manufacturers. The accrual for warranty claims consisted of the following at March 31, 2009 (in thousands):

(in thousands)
Balance at December 31, 2008	$743
Provision charged to warranty expense	74
Less: warranty claims	—

Balance at March 31, 2009	$817

     Stock based compensation — The Company accounts for stock based compensation under the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment.” (“SFAS No. 123(R)”) which requires the Company to measure the stock-based compensation costs of share-based compensation arrangements based on the grant-date fair value and recognizes the costs in the financial statements over the employee requisite service period. Stock-based compensation expense for all stock-based compensation awards granted was based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Prior to 2006 the Company had not issued stock options or other forms of stock-based compensation.
Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the input of highly subjective assumptions, including the expected life of the share-based payment awards and stock price volatility. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If our actual forfeiture rate is materially different from our estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

     Allowance for doubtful accounts — The Company regularly monitors and assesses the risk of not collecting amounts owed to the Company by customers. This evaluation is based upon a variety of factors including: an analysis of amounts current and past due along with relevant history and facts particular to the customer. It requires the Company to make significant estimates, and changes in facts and circumstances could result in material changes in the allowance for doubtful accounts. At March 31, 2009 and December 31, 2008 the Company has an allowance of approximately $275,000 and $49,000, respectively.
     Income taxes — We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon the weight of available evidence, including expected future earnings. A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. Should we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, we would record an adjustment to the deferred tax asset valuation allowance. This adjustment would increase income in the period such determination is made.
Our operations include manufacturing activities outside of the United States. Profit from non-U.S. activities is subject to local country taxes but not subject to United States tax until repatriated to the United States. It is our intention to permanently reinvest these earnings outside the United States. The calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to expense would result.
     Foreign currency translation — The consolidated financial statements of the Company are presented in U.S. dollars and the Company conducts substantially all of their business in U.S. dollars.
All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the transaction dates. Related accounts payable or receivable existing at the balance sheet date denominated in currencies other than the functional currencies are translated at period end rates. Gains and losses resulting from the translation of foreign currency transactions are included in income. Translations adjustments as a result of the process of translating foreign financial statements from functional currency to U.S. dollars are disclosed and accumulated as a separate component of equity.
     Aggregate net foreign currency transaction losses included in the income statement was approximately $2,000 for the three months ended March 31, 2009 and net foreign currency transaction gains included in the income statement was approximately $137,000 for the three months ended March 31, 2008.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Results of Operations
Three Months Ended March 31, 2009, as compared to Three Months Ended March 31, 2008
Net Sales
     Net sales for the three months ended March 31, 2009 decreased 0.89% to approximately $5,781,000 from approximately $5,833,000 for the three months ended March 31, 2008.
     Net sales in the photovoltaic installation, integration and product sales segment decreased 4.4% to approximately $5,138,000 from approximately $5,374,000 for the year earlier comparative period. The decrease in sales in this segment was attributable to the decrease in revenue from installation and integration sales due to delay in the renewal of the federal investment tax credit for solar power until the fourth quarter of 2008 and the general economic conditions making financing of these types of projects more difficult. The Company expects that installation and integration revenues will increase during subsequent quarters.

     There were no sales in our franchise operations segment for the three months ended March 31, 2009 and 2008.
     Net sales in the cable, wire and mechanical assemblies segment increased 40.1% to approximately $643,000 from approximately $459,000 for the year earlier comparative period. The increase is attributable to sales to one customer. This is the legacy segment of the Company’s business. The Company expects to continue to service the customers it has in this segment as it continues to develop its solar segment, but is not actively seeking new customers. Sales in this segment are expected to fluctuate from quarter to quarter during fiscal 2009.
Cost of Goods Sold
     Cost of goods sold were approximately $5,148,000 (89.1% of net sales) and approximately $5,800,000 (99.4% of net sales) for the three months ended March 31, 2009 and 2008, respectively.
     Cost of goods sold in the photovoltaic installation, integration and product sales segment was approximately $4,818,000 (93.8% of sales) for the three months ended March 31, 2009 compared to approximately $5,442,000 (101.3% of net sales) for the three months ended March 31, 2008. The decrease in costs of goods sold as a percentage of sales over the comparative period is attributable to a decrease in solar cell prices. It is expected that this trend will continue.
     There were no cost of goods sold in our franchise operations segment for the three months ended March 31, 2009 and 2008.
     Cost of goods sold in the cable, wire and mechanical assembly segment were approximately $330,000 (51.3% of net sales) for the three months ended March 31, 2009 compared to approximately $358,000 (78.0% of net sales) for the three months ended March 31, 2008. The decrease is attributable to product mix. The Company expects that margin will continue to vary with product mix in this segment.
General and Administrative Expense
     General and administrative expense was approximately $2,302,000 and $2,145,000 for the three months ended March 31, 2009 and 2008, respectively, an increase of 7.3.%. As a percentage of sales, general and administrative expense was 39.8% and 36.8% for the three months ended March 31, 2009 and 2008, respectively. The increase in costs for the three months ended March 31, 2009 over the comparative period is primarily due to the increase in bad debt expense and stock-based compensation costs. Significant elements of general and administrative expense for the three months ended March 31, 2009 were employee related expenses of approximately $1,114,000, professional and consulting fees of approximately $270,000, rent, telephone and utilities of approximately $175,000, travel and lodging of approximately $31,000, depreciation expense of approximately $112,000 and stock-based compensation expense of approximately $120,000. The Company expects that general and administrative expense will continue at the current rates in the future.
Sales, Marketing and Customer Service Expense
     Sales, marketing and customer service expense was $798,000 and $549,000 for the three months ended March 31, 2009 and 2008, respectively, an increase of 45.4%. As a percentage of sales, sales, marketing and customer service expense was 13.8% and 9.4%, respectively. The increase in sales, marketing and customer service expense over the comparative period was primarily due to a increase in employee costs due to increased sales staffing and increased customer care costs. Significant elements of sales, marketing and customer service expense for the three months ended March 31, 2009 were employee related expense of approximately $443,000, advertising expense of approximately $49,000, stock-based compensation expense of approximately $34,000, commission expense of approximately $26,000, rent telephone and utilities of approximately $37,000, business development costs of approximately $22,000, customer care costs of approximately $69,000 and travel expenses of approximately $21,000.
Product Development Expense
     Product development expense was $206,000 and $126,000 for the three months ended March 31, 2009 and 2008, respectively. Significant elements of product development expense for the three months ended March 31, 2009 were employee related expense of approximately $113,000 and product certification and testing costs of approximately $82,000. The Company expects that product development costs will continue in fiscal 2009 as it expands this activity.

Other Income / Expense
     Other expense, net, was approximately $14,000 for the three months ended March 31, 2009. Other income, net was approximately $12,000 for the three months ended March 31, 2008. Other expense included interest expense, net, for the three months ended March 31, 2009 consisted of approximately $12,000 of interest paid on notes and capital leases offset by interest earned on cash balances of approximately $3,000 and other expense of approximately $5,000.
Income Tax Expense
     The Company provided income tax expense of approximately $3,000 and $3,000 for the three months ended March 31, 2009 and 2008, respectively. The Company is currently in a net loss position and has only provided for statutory minimum taxes.
Liquidity and Capital Resources
     A summary of the sources and uses of cash and cash equivalents is as follows:

	Three Months	Three Months
	Ended March	Ended March
(in thousands)	31, 2009	31, 2008

Net cash used in operating activities	$(3,635)	$(5,915)
Net cash used in investing activities	(15)	(78)
Net cash (used in) provided by financing activities	(359)	470

Net decrease in cash and cash equivalents	$(4,009)	$(5,523)

     As of March 31, 2009 and December 31, 2008, we had approximately $1,907,000 and $5,915,000 in cash and cash equivalents, respectively.
     Net cash used in operating activities of approximately $3,635,000 for the three months ended March 31, 2009 was primarily a result of a net loss of approximately $2,690,000, less non-cash items included in net loss, including depreciation of approximately $213,000 related to property and equipment, stock-based compensation expense of approximately $163,000 and bad debt expense of approximately $226,000. Also contributing to cash used in operating activities were an increase in our accounts receivable of approximately $1,921,000 as a result of increased sales with terms in our solar photovoltaic business segment, an increase in costs and estimated earnings in excess of billings on uncompleted contracts of approximately $4,000 due to changes in construction revenue, a increase in inventories of approximately $941,000 due to advance purchases of material in our cable, wire and mechanical assembly segment, an decrease in prepaid expenses and other current assets of approximately $16,000, a increase in accounts payable of approximately $1,880,000, a decrease in billings in excess of costs and estimated earnings on uncompleted contracts of approximately $123,000, an increase in deferred revenues of approximately $30,000 and a decrease in accrued liabilities of approximately $484,000 primarily from a decrease in accrued commission costs.
     Net cash used in investing activities of approximately $15,000 for the three months ended March 31, 2009 primarily relates to acquisition of property, plant and equipment.
     Net cash used in financing activities was approximately $359,000 for the three months ended March 31, 2009 and is comprised of approximately $273,000 from the increase in restricted cash collateralizing ACH transactions and principal payments on notes and capital leases payable of approximately $86,000.
     In the short-term we do not expect any material change in the mix or relative cost of our capital resources. As of March 31, 2009, we had approximately $2,707,000 in cash and cash equivalents and approximately $800,000 of restricted cash collateralizing standby letters of credit we issued to support our capital lease and a financing obligation and ACH transactions of our subsidiary, Yes! Solar, Inc. Our plan and focus will be to continue the development of our solar panel manufacturing facility, manufacturing our branded solar system products, generating new customers, and organizing a distribution model through the development of our franchise network. With our current level of cash on hand and collection of accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts and projected revenues we believe we have sufficient working capital to satisfy our working capital requirements to fund operations at their current levels.

     On July 24, 2008, the Company and Solyndra Inc., a Delaware corporation (“Solyndra”) signed a First Amendment to Agreement for Sale of Photovoltaic Panels (“Modified Agreement”) which amends an Agreement for Sale of Photovoltaic Panels, dated February 19, 2007. The first agreement did not obligate the Company to any specific terms or conditions only reserved its right to panel production once Solyndra began manufacturing its product.
     The Modified Agreement between the Company and Solyndra, Inc. is a contract for the sale of photovoltaic panels intended for large flat rooftops, optimized for high energy density production produced by Solyndra for Solar Power. The Modified Agreement as amended obligates the Company to purchase a specific quantity of solar panels over the four year term of the Modified Agreement or pay a cancellation penalty of as much as $6.5 million. In fiscal 2009, the cancellation penalty could be as much as $740,000. The final selling price to the Company is dependent upon the price that Solyndra, Inc. sells the same product to other third-party customers and is expected to decline over the term of the agreement.
     We may be required to raise capital to fund our anticipated future growth. Future cash forecasts are based on assumptions regarding operational performance, and assumptions regarding working capital needs associated with increasing customer orders and supply chain agreements.
Off-Balance Sheet Arrangements
     On July 24, 2008, the Company and Solyndra Inc., a Delaware corporation (“Solyndra”) signed a First Amendment to Agreement for Sale of Photovoltaic Panels (“Modified Agreement”) which amends an Agreement for Sale of Photovoltaic Panels, dated February 19, 2007. The first agreement did not obligate the Company to any specific terms or conditions only reserved its right to panel production once Solyndra began manufacturing its product.
     The Modified Agreement between the Company and Solyndra, Inc. is a contract for the sale of photovoltaic panels intended for large flat rooftops, optimized for high energy density production produced by Solyndra for Solar Power. The Modified Agreement as amended obligates the Company to purchase a specific quantity of solar panels over the four year term of the Modified Agreement or pay a cancellation penalty of as much as $6.5 million. In fiscal 2009, the cancellation penalty could be as much as $740,000. The final selling price to the Company is dependent upon the price that Solyndra, Inc. sells the same product to other third-party customers and is expected to decline over the term of the agreement.

Item 4T.
Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     Our management, with the participation and under the supervision of our principal executive officer and our principal financial officer, reviewed and evaluated the effectiveness of the design and operation of our disclosure controls and procedures, interim period three months ended March 31, 2009 covered by this report, as required by Securities Exchange Act Rule 13a-15, and concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our reports filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 is accumulated and communicated to management timely, including our principal executive officer and principal financial officer. Based on this evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the interim period covered by this report, our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed in the reports we filed under the Securities Exchange Act of 1934 within the time periods specified by the Securities and Exchange Commission’s rules and regulations.
     During the three months ended March 31, 2009, there have been no changes in our internal controls over financial reporting, or to our knowledge, in other factors, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting. We continue to enhance our internal controls over financial reporting, primarily by evaluating and enhancing our process and control documentation and increasing our systems security, in connection with our ongoing efforts to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We discuss with and disclose these matters to the Audit Committee of our Board of Directors, our Board of Directors and our auditors.
PART II
OTHER INFORMATION
Item 1. Legal Proceedings
     We are not a party to any pending legal proceeding. In the normal course of operations, we may have disagreements or disputes with employees, vendors or customers. These disputes are seen by our management as a normal part of business especially in the construction industry, and there are no pending actions currently or no threatened actions that management believes would have a significant material impact on our financial position, results of operations or cash flows.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
     -None-
Item 3. Defaults Upon Senior Securities
     -None-
Item 4. Submission of Matters to a Vote of Security Holders
     -None-
Item 5. Other Information
     -None-
Item 6. Exhibits
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 10-Q to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLAR POWER, INC.
Date: May 14, 2009	/s/ Jeffrey G. Winzeler
Jeffrey G. Winzeler,
Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)

Exhibit Index
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes- Oxley Act of 2002